Item 1. Business

(a) General Development Of Business

         Royal Palm Beach Colony, Limited Partnership (the "Partnership" or the "Registrant") was organized under the Delaware Revised Uniform Limited Partnership Act. The Partnership is a successor to Royal Palm Beach Colony, Inc., (the "Predecessor Company") a Florida corporation organized in 1963. Pursuant to a Plan of Complete Liquidation (the "Plan"), the Predecessor Company transferred all of its assets, subject to all of its liabilities, to the Partnership in exchange for a number of partnership units ("Units") exactly equal to the number of shares of common stock of the Predecessor Company outstanding on July 11, 1985 (the "Effective Date").

          On the Effective Date, the Units were distributed to the former holders of common stock of the Predecessor Company on the basis of one (1) Unit for each share of common stock of the Predecessor Company. The Partnership, as a successor to the Predecessor Company, has registered its Units under Section 12
(b) of the Securities Exchange Act of 1934. Under the Amended Agreement of Limited Partnership of the Registrant, the term of the Partnership expires
December 31, 2005, unless extended by vote of a majority of the partnership units. Trading in Partnership Units The Units are currently trading over-the-counter under the symbol "RPAMZ."

Results of Liquidation Activities

         The Partnership's principal business has been to operate, manage and dispose of the assets which were transferred to it on the Effective Date by the Predecessor Company. Since the Effective Date of the Predecessor Company's liquidation, the Partnership has engaged in a program of asset disposition resulting in the sale of assets for an aggregate gross consideration of $68,172,020. As of December 31, 1997, the Partnership had distributed an aggregate of $29,156,000, or $6.50 per Unit, to the general and limited partners. See Item 5 Market for the Registrant's Common Equity and Related Stockholder Matters "Prior Distributions." As of September 30, 1997, the Partnership's remaining assets consisted principally of; (1) 154 residential lots plus commercial property and multifamily-zoned land in the Village of Royal Palm Beach (the "Village"), a portion of which is now under development (see
Item 2 -- Properties -- "Village of Royal Palm Beach"), which land was reacquired in January, 1992 by foreclosure of a mortgage and which is included in the balance sheet at $3,948,208 (this tract is hereinafter referred to as the "Crestwood" tract), (2) unsold land in Palm Beach County, Florida which is included in the balance sheet at its book value of $503,005 (3) a tract of land in the Village reacquired by foreclosure in 1993 and included in the balance sheet at $288,726, (4) contingent receivables relating to a prior sale of utility assets with a maximum future undiscounted value of $5,476,000 (which amount, other than $228,660 earned as of September 30, 1997 but not payable to the Partnership until January, 1998, has not been included in the balance sheet due to its contingent nature -- see Note 10 to the Financial Statements), and
(5) a mortgage note receivable in the amount of $101,250 and (7) cash in the amount of $48,738. Through December 31, 1997, there had been no material changes in the Partnership's real estate assets, except for the closing of sales of 17 residential lots for aggregate gross proceeds of $484,500. See Item 2 - "Residential Lots Within the Crestwood Tract."

          Factors Affecting Future Operations and Distributions

         The availability of cash for distribution in the future will depend upon a variety of factors not currently determinable.

          (1) Current Activities

         In early 1992, a large portion of the Partnership's remaining land consisted of the undeveloped 165 acre "Crestwood" Tract described above, which had been sold during the process of the Partnership's liquidation but reacquired by the Partnership in 1992 when the purchaser was unable to service the interest and amortization payments to the Partnership on a $5,039,952 purchase money mortgage. Management's attempts to remarket the Crestwood Tract on a bulk basis were unsuccessful. Management perceived that due to changes in the market for real estate in southern Florida, the Crestwood Tract would continue to be difficult to market at acceptable prices. Among other factors depressing the local market was the "overhang" of large undeveloped tracts which were on the market as the result of bank insolvencies. Although management has considered several options concerning the most advantageous manner of disposing of this tract, including possible business combinations with other companies in the construction business, it was determined that unitholder values could most effectively be increased if some or all of the Crestwood Tract were temporarily withheld from sale and selectively developed. In the judgment of management, the prospective incremental increase in selling prices of developed land over amounts which might reasonably be anticipated from the sale of the land in its raw state would substantially exceed the cost of developing such land, and warranted investment of a portion of the Partnership's cash assets in development activities. Management therefore commenced the development of one portion of the Crestwood Tract, consisting of originally of 170 lots zoned for single family housing (increased in a revised site-plan to 198 lots), in order to enhance its sale value. Management's decision to commence development was influenced, in part, by an appraisal obtained in 1992 of the Crestwood Tract which indicated that such tract had a then current fair market value in the approximate amount of $4,500,000 and could have a significantly higher value if rezoning and re-permitting work were accomplished. Management was further of the opinion that the Crestwood Tract would have an indefinite but substantially higher value if developed with roads and a utility infrastructure. See Item 2 -- Properties -"Village of Royal Palm Beach."

         While management might consider a business combination with an appropriate operating business, it is not presently actively seeking such transactions. The Partnership is proceeding with the liquidation of its remaining assets. In connection therewith, the Partnership substantially completed development of the residential lots in the Crestwood tract during the 1997 fiscal year, and may develop other properties if such development would enhance liquidation values. The status of real estate dispositions and development is discussed in Item 2 below.

          (2) Cash Available for Distribution

         Management intends to continue to invest in the development of portions of the Partnership's remaining land in Palm Beach County as a means of achieving a higher return upon sale. Because of a substantial reduction in sales revenues in 1993 and 1994, and the cash requirements for such land development activities in 1995, together with cash expenditures in connection with the proposed transaction with Regency Homes, Inc. and normal operating expenses, no cash has been available for distribution since December 1992. Although at currently targeted sales prices the Partnership could realize gross cash proceeds from the sale of the Crestwood lots owned as of the end of the fiscal year (including 97 lots then under contract) in a range of $4,500,000, there can be no assurance that currently targeted prices will be realized, and initial sales proceeds will be applied to repayment of debt, including bank financing aggregating approximately $1,675,972 as of the end of the fiscal year. It is presently uncertain whether that cash will be available for distribution in 1998. See Item 2 - "Development and Sale of Residential Lots;" and Item 7 -- "Management Discussion and Analysis of Financial Condition -- Liquidity and Capital Resources."

          The timing of the resumption of liquidating distributions will depend largely upon the timing of future sales of the Partnership's remaining land (developed or undeveloped) and future collections of contingent receivables relating to a prior sale of a utility plant. See Item 2 -- Properties, for a discussion of other sources of and anticipated timing of the receipt of revenue which will affect future distributions.

 (b) Financial Information About Industry Segments

                  Not applicable.

(c) Narrative Description Of The Business

         Regulation

         Development and sales operations of the Partnership or by potential purchasers of real estate from the Partnership have been subject to regulation by a number of local, state and federal agencies concerning the nature and extent of improvements, and compliance with zoning regulations, building codes, health requirements and environmental protection. The Partnership believes that it has been in substantial compliance with all such laws and regulations which affect its properties and that it has developed the properties to the extent required by contract or law. If such laws or regulations are amended, in particular those concerning environmental protection, the cost of compliance could be increased. Reference is made to the discussion concerning the impact of land use regulatory issues affecting salability of certain properties remaining in Palm Beach County in Item 2 -- Properties -- "Acreage in the Vicinity of the Village."

         Competition

         The real estate business conducted by the Partnership is highly competitive. The Partnership's sales of its remaining land will compete with surrounding developments, and with owners of tracts of land in the area of all its properties. There are substantial tracts of vacant land and land under development in the general area of most of the Partnership's remaining real estate. These competitive considerations could affect the decisions of potential purchasers of the Partnership's remaining properties. The Partnership has historically marketed its properties through direct mail advertising to major brokers and developers, advertisements in major regional newspapers and direct contacts between officers of the Managing General Partner and real estate developers and brokers. The Partnership is currently marketing its remaining properties through local real estate brokers, including Randy Rieger, who served as interim Vice President and Chief Operating Officer of the Partnership's managing general partner between September 1995 and February 1996. Mr. Rieger currently provides services as an independent consultant to the Partnership for management services in addition to ongoing brokerage services. See Item 13 -- "Certain Relationships and Related Transactions."

         Impact of General Economic Conditions

         The development and sale of real estate occurs within a historically cyclical market, and is significantly influenced by general economic conditions.

Sales of housing units and sales of tracts to builders are particularly affected by the costs and availability of mortgage financing and the rise and fall of interest rates in general. Interest rates have moved in a narrow range during 1996 and 1997. If significant increases occur in the future, the real estate market could suffer as a result.

          Personnel.

         As of December 31, 1997, Stein Management Company, Inc. ("Steinco")the Managing General Partner, employed 1 person, who acts as an an adminstrator. The balance of the Partnership's affairs are carried out by independent brokers, contractors and other consultants under the direction of the Board of Directors of Steinco. See Item 10.


          Office Facilities The Partnership's executive headquarters are located at 2501 S. Ocean Drive, Hollywood, Florida 33019. The premises are owned by an affiliate of Hasam Realty Limited Partnership ("Hasam L.P."), a general partner of the Partnership, and are being made available to the Partnership as an accommodation without charge.

Item 2.  Properties

Palm Beach County, Florida

          The Company originally owned approximately 2,000 acres in Palm Beach County, in southeastern Florida, approximately 4,200 of which were located within the Village. The Village of Royal Palm Beach The Village, an incorporated municipality, is approximately eight miles from the Palm Beach International Airport and eleven miles west of Palm Beach. Two major area highways, Southern Boulevard and Okeechobee Road, lead directly from Palm Beach through West Palm Beac to the Village. The Village has a population of approximately 16,000 and is primarily residential. The Village has been developed in accordance with a master plan and includes schools, shopping facilities, community recreation areas, and its own police and fire departments.

The Crestwood Tract

          Although the Partnership had previously sold nearly all of its land in the Village, it reacquired in 1992, through foreclosure of a defaulted purchase money mortgage, the 165 acre Crestwood Tract of undeveloped land in the Village. When reacquired, the Crestwood Tract was zoned and preliminary approval had been obtained for the development of 172 single-family homesites (the "Single Family Tract") and 625 multi-family units. The Crestwood Tract is bisected by a principal Village road and has access to all utilities, but is otherwise undeveloped with the exception of the existence of portions of a drainage system.

         Commercial Land within the Crestwood Tract

         In order to enhance the market value of the Crestwood Tract, the Partnership obtained the rezoning of a 28 acre portion of the Crestwood Tract previously zoned for multi-family housing to permit the Partnership to develop a 14 acre portion for use as a shopping center site. The Partnership received site-plan approval in mid-1996. The Partnership has executed an agreement to sell the entire 28 acre portion to an unaffiliated shopping center developer ("Purchaser") in four phases.

          The closing on the first phase of the Commercial Site, consisting of a 11.8-acre shopping center site, occurred in February, 1997, resulting in gross proceeds of approximately $1,538,757.

          The second and third phases consist of two additional parcels in the 14 acre portion rezoned as described above, and adjoin the shopping center site, but as to which building permits are not expected to be available for approximately four years. As to such parcels, the Partnership has agreed, for a period ending in February, 2002, to accord an option to the Purchaser to acquire the parcels, with the price to be paid dependent on the terms upon which the Purchaser leases or sells such parcels to an unaffiliated third party. In such event the Purchaser will pay to the Partnership, (i) in the event of a lease, a sum equal to the five times the average annual rental under the lease, and (ii) in the event of a sale, 50% of the net proceeds of the sale; provided that the Partnership is not required to accept less than $3.50 per square foot. If the Partnership itself obtains an unsolicited offer to lease or purchase the parcels which the Partnership desires to accept, th Purchaser may exercise a right of first refusal in which case the Partnership must accept (i) in the event of a lease, a sum equal to five times the average annual rental to be paid by the third party during the first five years of the proposed lease, and (ii) in the event of a sale, 50% of the net proceeds to be paid by the third party. The Partnership and the Purchaser are presently seeking approval from the Village to accelerate the as of which certain of these parcels may be developed with retail uses; this process, if successful (as to which there is no assurance) would accelerate exercise of the options and payment to the Partnership

          The final phase relates to a contiguous 14-acre parcel as to which rezoning from the current multi-family to commercial use is not considered feasible for several years. The Purchaser has been granted an option ending four years after the first closing to acquire this parcel at $3.50 per square foot (approximately $2,129,000 subject to survey). However, after two years from the first closing, the Partnership is entitled to market this property for multi-family residential purposes only. If the Partnership receives an offer for a price which is less than the option price, it must offer to the Purchaser a right of first refusal at the same price.

         Randy Rieger, who became vice-president of the Partnership's managing general partner in September, 1995 for an interim period following the death of its President, is entitled to a commission of 10% of the net proceeds to the Partnership on all of the above-described transactions. See Item 13.

          Residential Lots within the Crestwood Tract

          As a result of management's decision to develop portions of the Crestwood Tract, the Partnership has replanned the configuration of the entire tract. This project has included a redesign of the Single Family Tract, and the Partnership has now received final plat approval to increase to 198 the number of residential lots which may be developed for single family use (hereinafter the "Residential Tract." "Development," as such term is applied to single-family lots, entails the completion of all necessary zoning, land use, environmental and other required regulatory procedures, the installation of roads and utility connections to each lot and the provision of drainage facilities.

          Between 1995 and 1997, the Partnership substantially completed the off-site and on-site improvements required for the development of the 198 lots in the Crestwood single-family residential subdivision. The total construction cost was financed partially through the issuance of bonds and partially with development financing obtained from Union Bank of Florida. (See Item 13 - "Certain Relationships and Related Transaction"). A total of $2,355,972 was borrowed from Union Bank of Florida, of which $1,675,972 was outstanding as of September 30, 1997. The loan, which bears interest at 2% above the bank's prime lending rate, was originally to mature on January 31, 1998 but has been extended until June 30, 1998. As closings of lot sales are held, the Partnership is obligated to pay down the bank at the rate of $20,000 per lot. The remaining cost of the development has been financed utilizing the net proceeds ($1,074,000) of bonds issued by the Indian Trail Water Control District, a governmental authority. The bonds are a direct obligation of the District (and not of the Partnership) and are repayable as to principal and interest from taxes levied on the lots in the Crestwood subdivision. The issuance of the bonds increased the annual real estate tax on the entire subdivision by approximately $117,000, or $600 per lot. As lots are sold, the responsibility for payment of the taxes passed from the Partnership to the lot purchasers.

          Under the Partnership's agreement with Lennar Homes, Inc. ("Lennar"), executed in August, 1996, Lennar contracted to purchase 86 lots over a two year period in Phase II of the Residential Tract for an aggregate of $2,451,000. A closing on 8 lots occurred prior to September 30, 1997, resulting in gross proceeds to the Partnership of approximately $225,500 and net proceeds, after mandatory loan reductions of $20,000 per lot and brokerage commissions and other and closing costs, of approximately $43,000. An additional 17 lots were sold to Lennar and one lot to another builder during the quarter ended December 31, 1997 for aggregate gross proceeds of $484,500 and net proceeds, after mandatory loan reductions of $20,000 per lot and brokerage commissions and other selling and closing costs, of approximately $96,000.

          During the 1997 fiscal year, the Partnership conveyed a total of 35 (including the 8 lots sold to Lennar as described above) for aggregate gross proceeds of $1,014,500. As of September 30, 1997, a total of 97 additional were under contract to Lennar and another homebuilder as to which, if all closings were held thereunder, aggregate gross sale proceeds of $2,764,500 would be generated. These contracts are not subject to any contingencies other than completion of the on-site improvements and acceptance thereof by the Village of Royal Palm Beach, and the Partnership's ability to convey good title.

          The Company has entered into a contract to sell approximately 7.7 acres in the multi-family zoned land to a church for $350,000 subject only to site plan approval. The Company has received an offer from a major real estate development firm to purchase a substantial portion of the remainder of the multi-family zoned land (comprising land zoned for approximately 288 residential units), subject to a number of contingencies and the purchaser's satisfactory due diligence.

Other Acreage Within the Village

         In March, 1993 the Partnership reacquired a separate tract of 4.54 acres in the Village by accepting a deed in lieu of foreclosure on a mortgage with a principal balance of $300,000 (See Item 7 --"Foreclosure Transactions"). This parcel is bordered by a golf course and a principal Village road, is zoned for approximately 100 multi-family residential units and is being offered for sale in its present state without further development. An agreement to sell this acreage for $325,000 was terminated by the purchaser in November 1996 and the property is currently being remarketed.

Utility Contingent Receivable

         In 1983 the Partnership's Predecessor Company sold to the Village of Royal Palm Beach a water and sewage treatment system servicing the Village. Pursuant to the agreement of sale ("Utility Contract"), the Predecessor company received $2,510,000 on closing, and was entitled to future payments to a maximum of $10,900,000 as future connections, measured by consumption increases, were made to the system over a period ending August, 2001. As of September 30, 1997, $5,257,000 had not been received or earned. The Utility Contract also provided for contingent extension periods aggregating not more than three additional years to compensate for possible future governmental building moratoriums or water use restrictions. The Partnership's consultants have advised it that the term has been extended through 2003 as a result of water usage restrictions imposed by the South Florida Water Management District in 1990 and 1991 and moratorium actions taken by the Village of Royal Palm Beach in 1985 and 1986. The Utility Contract also calls for payments to the Partnership equal to 25% of any "Guaranteed Revenues" (payment by developers to secure guaranteed allocations of plant capacity) collected by the Village to a maximum payment of $500,000, of which $281,000 has already been received. It is not possible to predict the amount or timing of future revenues to the Partnership under this program.

         To date, the Partnership has received the following Utility Contract payments:

                                             Amount Received Based On
       Fiscal Year Ended           ---------------------------------------------
         September 30               Consumption               Guaranteed Amounts
         ------------               -----------               ------------------
             1984                  $  919,000
             1985                     830,000
             1986                     637,000
             1987                     859,000
             1988                     240,000                    $   30,000
             1989                     761,000                        45,000
             1990                         -0-                        35,000
             1991                     293,000                        21,000
             1992                     357,000                        37,000
             1993                     168,000                        47,000
             1994                      58,000                        27,000
             1995                     413,000                        20,000
             1996                     108,000                        19,000
             1997*                       --                            --
             Total                 $5,643,000                    $  281,000

* The Partnership received $229,000 in January, 1998.



          The Utility Contract with extensions management believes have already accumulated will expire in 2003, subject to extensions of up to one additional year. The ability of the Partnership to realize the maximum price is dependent upon the rate at which the population in the Village grows, and levels of water consumption which in turn depends upon economic, social and climatic factors which cannot be predicted. Historically, water consumption tends to increase based upon increases in population. During most of fiscal 1990, however, due to drought conditions existing in most Southern Florida, the South Florida Water Management District imposed mandatory water usage restrictions. The imposition of these restrictions resulted in a decrease in aggregate water consumption in the area from which the Partnership's receipts are projected while population was increasing.

         Management believes that there remain sufficient potential new home water hookups in the area served by the utility to enable the Partnership to realize the maximum remaining $5,257,000 in contingent payments under the Utility Contract. Nevertheless, it is now considered unlikely that the rate of new construction or water consumption in such area will be sufficient to enable the Partnership to receive the full amount of such payments prior to the expiration of the contingent payment term.

         Acreage in the Vicinity of the Village

          Substantially all of the property previously owned by the Predecessor Company in Palm Beach County outside of the Village limits, originally aggregating approximately 23,800 acres, was sold under the Predecessor Company's retail installment sales program, which terminated prior to the inception of the Partnership. The Partnership currently retains three tracts in the vicinity of the Village.

          The first tract originally consisted of 208 one-acre lots located approximately eight miles northwest of the Village. These lots have been improved with graded unpaved access roads and drainage facilities. One lot from this tract was sold during 1996 for $12,000, and 36 were sold in 1997 for $190,188, leaving a balance of 171 lots.

          All of such lots are subject to numerous governmental regulations under which new development may not be permitted unless adequate public facilities (such as roads and drainage) must be in place concurrently with the impacts of such development. The Indian Trail Water Control District prepared a drainage plan which would result in an exemption for such lots from further compliance with such concurrency requirements and would allow the issuance of building permits for single-family residences on such lots. Such plan was opposed by other governmental agencies, however, and the Palm Beach County
Health Department denied an application for septic tank permits, due to inadequate drainage. Numerous additional permits are required before building can be commenced, and there is no assurance that all of such permits can be obtained.

          Palm Beach County has adopted land development regulations under which new development will not be permitted unless adequate public facilities (such as roads) will be in place concurrently with the impacts of such development. The Indian Trail Improvement District (formerly named the Indian Trail Water Control District (the "District") is currently preparing a revised drainage plan which could result in an exemption for such lots from further compliance with such concurrency requirements and would allow the issuance of building permits for single-family residences on such lots. Following the institution of administrative proceedings to compel the issuance of septic tank permits, the Partnership was successful in obtaining approval for such permits for 3 of the 4 lots for which application was made; the 4th lot was wetland and requiredadditional mitigation. A plan covering all lots and allowing for development has been opposed by certain governmental agencies, and it is uncertain whether the plan will be adopted. If the plan is not approved, not all of the lots may be usable for residential purposes. Nevertheless, the Partnership believes that its success in obtaining some septic permits could ultimately substantially increase the value of such lots and that the aggregate realizable value of all such lots will be substantially above their book value of $147,981.

         The second tract, consisting of 470 acres, had been reserved for use by the District, in part, as a water retention area for such revised drainage plan. The Partnership is presently evaluating possible alternative uses of this tract, which contains a significant amount of wetlands. The use of this land is also dependent on the extension of roads, and development activity on this tract may meet with opposition from governmental agencies concerned with wildlife and wetlands preservation. In 1996 the Partnership rejected an offer of $1,100,000 for this tract from the Nature Conservancy on behalf of Palm Beach County, and retained Condemnation Counsel to negotiate a higher price. Subsequently, the Partnership received an offer to purchase the 470 acre tract for $1,450,000 from a user wishing to develop the property with a residential school and golf course (with the Partnership also to retain a potentially valuable development site of approximately 20 acres at the entrance to the larger parcel). The offer is contingent upon completing the purchaser's due diligence to its satisfaction and thereafter the obtaining of necessary land use approvals. There is no assurance that this transaction will be completed or, if not, that a higher price can be negotiated with the Nature Conservancy. However, management is of the opinion that its realizable value is in excess of its current book value of $213,421.

          The timing of future sales of the land discussed above, the manner in which they may be developed and the ultimate realizable prices for this land are dependent upon a complex and interrelated number of factors arising out of governmental regulations concerning permissible land use.

         The third tract in the vicinity of the Village the Partnership previously held a disputed claim to approximately 24 acres of undeveloped land. This claim had not originally been accorded value on the Partnership's balance sheet and was considered to have little or no value. During 1994, in connection with the resolution of this claim with adjoining land owners, and in order to give value to such claim, the Partnership relinquished a portion of its claim, acquired five adjoining acres for $141,879, and executed a joint development agreement with one of such adjoining landowners relating to the Partnership's acreage and such landowner's acreage (comprising approximately 22 acres in the aggregate of which the Partnership now owns approximately 12 acres). The Partnership and the joint developer have entered into an agreement to sell the entire combined parcel for a price of $1.90 per square foot, subject to survey, which would result in a gross selling price of approximately $1,986,000 (less selling commissions) of which the Partnership's share would be approximately $993,000. The sale is subject to the purchaser's ability to have the premises rezoned for use as a shopping center, approval of the premises as a site for a supermarket by a major supermarket chain, the provision of necessary utilities, and the issuance of all necessary building and other permits. The closing date (subject to all of the foregoing) was originally to be no later than June 30, 1997. The closing date has been extended until June 30, 1998. There is no assurance that such permits will be obtained, nor can the Partnership predict whether the rezoning process, which involves proceedings before several governmental bodies, or the sale of the aforesaid residence, could be completed or obtained within the required time frame.